May 10, 2019

Brendan Flood
Chairman and Chief Executive Officer
Staffing 360 Solutions, Inc.
641 Lexington Avenue
Suite 2701
New York, NY 10022

       Re: Staffing 360 Solutions, Inc.
           Form 10-K for the Fiscal Year Ended December 29, 2018
           Filed March 25, 2019
           File No. 001-37575

Dear Mr. Flood:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 29, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures
Adjusted EBITDA, page 24

1. Please provide a reconciliation of Pro Forma Trailing Twelve Months (TTM) Adjusted
      EBITDA to the nearest GAAP measure in all future filings and earnings releases. Refer to
      Item 10(e)(i)(A) and Item 10(e)(i)(B) of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Shapiro, Senior Staff Accountant, at (202) 551-3273 or Joseph
 Brendan Flood
Staffing 360 Solutions, Inc.
May 10, 2019
Page 2

Kempf, Senior Staff Accountant, at (202) 551-3352 with any questions.



                                                          Sincerely,
FirstName LastNameBrendan Flood
                                                          Division of
Corporation Finance
Comapany NameStaffing 360 Solutions, Inc.
                                                          Office of
Telecommunications
May 10, 2019 Page 2
cc:       David Faiman, CFO
FirstName LastName